

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2014

William H. W. Crawford, IV
President and Chief Executive Officer
Rockville Financial, Inc.
45 Glastonbury Boulevard, Suite 200
Glastonbury, Connecticut 06033

Re: **Rockville Financial, Inc.**
   Amendment No. 1 to Registration Statement on Form S-4
   Filed January 17, 2014
   File No. 333-192930

Dear Mr. Crawford:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please confirm that Sandler O'Neill did not make any presentations to the Rockville Board.

2. Please revise the Form S-4 to include a current developments section for both entities.

Part II. Exhibits

Exhibit 8.2

3. Please delete the assumption that "the Merger will qualify as a statutory merger…." In the alternative, please opine on this issue since it is an underlying requirement for a Section 368(a) reorganization.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas, Staff Accountant, at 202-551-3452 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3419 with any other questions.

Sincerely,

/s/ Todd Schiffman

Todd Schiffman
Assistant Director
Office of Financial Services